SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)*

Agilysys, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
00847J105
(CUSIP Number)
Howard M. Berkower, Esq. McCarter & English, LLP 245 Park Avenue New York, New York 10167 (212) 609-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 17, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital One L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
6,142,129
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
6,142,129
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
6,142,129
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.69%
14.	TYPE OF REPORTING PERSON 00

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Michael A. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
6,142,129
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
6,142,129
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
6,142,129
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.69%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS

MAK Capital Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
4,369,843

9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
4,369,843
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
4,369,843

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.99%

14.	TYPE OF REPORTING PERSON PN

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
R. Andrew Cueva
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
4,369,843
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
4,369,843
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
4,369,843
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.99%
14.	TYPE OF REPORTING PERSON IN

1.	NAME OF REPORTING PERSONS
Paloma International L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
1,772,286
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
1,772,286
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
1,772,286
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14.	TYPE OF REPORTING PERSON PN

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) S. Donald Sussman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
1,772,286
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
1,772,286
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
1,772,286
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14.	TYPE OF REPORTING PERSON IN

This statement is filed with respect to the shares of the common stock, without par value (the "Common Stock"), of Agilysys, Inc. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of September 17, 2010 and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 1, 2008, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), Michael A. Kaufman, a United States citizen (“Mr. Kaufman”), Paloma International L.P., a Delaware limited partnership ("Paloma"), S. Donald Sussman, a United States citizen (“Mr. Sussman”) and R. Andrew Cueva, a United States citizen (“Mr. Cueva” and, collectively with MAK Capital, MAK Fund, Mr. Kaufman, Paloma and Mr. Sussman, the "Reporting Persons").

The Reporting Persons collectively beneficially own 6,142,129 shares of Common Stock representing 26.69% of the outstanding shares of Common Stock.  MAK Fund individually owns 4,369,843 shares of Common Stock representing 18.99% of the outstanding shares of Common Stock.  Paloma individually owns 1,772,286 shares of Common Stock representing 7.7% of the outstanding shares of Common Stock.  Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.  This amendment is being filed, among other things, to report the acquisition of additional shares of Common Stock.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Since the filing of the last Schedule 13D amendment on September 10, 2010, MAK Fund acquired an aggregate of 276,917 shares of Common Stock for an aggregate purchase price of $1,561,602.68, which was funded from its working capital.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of Schedule 13D is supplemented by the following:

As previously reported in a Schedule 13D amendment filed with the Securities and Exchange Commission on September 1, 2010, MAK Fund has entered into an agreement, designed to satisfy the requirements of Rule 10b5-1 of the Act, to purchase additional shares of Common Stock.  The Purchase Agreement dated August 12, 2010 (the “Rule 10b5-1 Purchase Agreement”) between MAK Fund and Goldman, Sachs & Co. (the “Broker”) was attached as Exhibit D to the Schedule 13D amendment filed on September 1, 2010.  The Rule 10b5-1 Purchase Agreement authorizes the Broker to purchase on behalf of MAK Fund, in the open market or through privately negotiated transactions, during the period commencing one day following the closing of the Issuer’s open window period and ending February 17, 2011 (the “Purchase Period”), up to 1,600,000 shares of Common Stock based on market conditions.  The Rule 10b5-1 Purchase Agreement shall be terminated upon the earliest of the date on which (i) an aggregate of 1,600,000 shares of Common Stock has been acquired pursuant to the Rule 10b5-1 Purchase Agreement, (ii) the Purchase Period ends, (iii) a public announcement is made with respect to certain events involving the Issuer, and (iv) the Broker’s receipt of written notice of termination from MAK Fund.  As of the close of business on September 17, 2010, MAK Fund has purchased in the aggregate 685,195 shares of Common Stock pursuant to the Rule 10b5-1 Purchase Agreement.

Shares of Common Stock acquired by MAK Fund which, when added to the other shares of Common Stock beneficially owned by the Reporting Persons represent more than 19.99% of the then outstanding Common Stock, will be transferred, pursuant to that certain Voting Trust Agreement dated as of December 31, 2009 (the “Voting Trust Agreement”) with Computershare Trust Company, N.A., a national banking association (“CTC”), into a voting trust of which CTC will be the trustee.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           The Reporting Persons beneficially own:

The Reporting Persons collectively beneficially own 6,142,129 shares of Common Stock representing 26.69% percent of the outstanding shares of Common Stock.  The ownership calculation has been based on the 23,011,111 shares of Common Stock outstanding as of July 30, 2010 as reported in the Quarterly Report on Form 10-Q, which was filed by the Issuer with the Securities and Exchange Commission on August 9, 2010.

MAK Fund individually owns 4,369,843 shares of Common Stock representing 18.99% of the  outstanding shares of Common Stock.

Paloma individually owns 1,772,286 shares of Common Stock representing 7.7% of the outstanding shares of Common Stock.  Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.

(b)           MAK Capital, MAK Fund, Mr. Kaufman and Mr. Cueva have shared power to vote or direct the vote of the 4,369,843 shares of Common Stock owned by MAK Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 1,772,286 shares of Common Stock owned by Paloma.

MAK Capital, MAK Fund, Mr. Kaufman and Mr. Cueva have shared power to dispose or direct the disposition of the 4,369,843 shares of Common Stock owned by MAK Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 1,772,286 shares of Common Stock owned by Paloma.

(c)           Since the filing of the last Schedule 13D amendment on September 10, 2010, MAK Fund acquired an aggregate of 276,917 shares of Common Stock for an aggregate purchase price of $1,561,602.68, which was funded from its working capital.  A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons since the last Schedule 13D amendment is attached hereto as Exhibit B.

(d)           Not applicable.

(e)           Not applicable.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A –Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13D/A filed on August 10, 2010).

Exhibit B – List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons since the filing of the last Schedule 13D amendment on September 1, 2010.

Exhibit C – Power of Attorney executed May 9, 2006 by S. Donald Sussman (incorporated by reference to Exhibit C to the Reporting Persons’ Schedule 13D/A filed on February 1, 2010).

Exhibit D – Rule10b5-1 Purchase Agreement (incorporated by reference to Exhibit D to the Reporting Persons’ Schedule 13D/A filed on September 1, 2010).

Exhibit E - Voting Trust Agreement (incorporated by reference to Exhibit E to the Reporting Persons’ Schedule 13D/A filed on January 5, 2010)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information with respect to it set forth in this statement is true, complete and correct.

Date: September 17, 2010

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK CAPITAL FUND LP
By:	MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

By:	/s/ Michael A. Kaufman
Michael A. Kaufman

PALOMA INTERNATIONAL L.P.

By:	Paloma Partners Company L.L.C., general partner

By:	/s/ Michael J. Berner
Michael J. Berner Vice President

S. DONALD SUSSMAN

By:	/s/ Michael J. Berner
Michael J. Berner, Attorney-in-Fact

/s/R. Andrew Cueva
R. ANDREW CUEVA

EXHIBIT B
TRANSACTIONS OCCURRING ON AND AFTER SEPTEMBER 10, 2010

The following transactions were effected by MAK Capital Fund LP subsequent to the transactions reported in the Schedule 13D amendment filed with the Securities and Exchange Commission on September 10, 2010:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of Commissions)
09/10/10	Common	39,261A	$5.2388[1]
09/13/10	Common	47,741A	$5.4167[2]
09/14/10	Common	47,741A	$5.6479[3]
09/15/10	Common	47,741A	$5.7486[4]
09/16/10	Common	46,692A	$5.6557[5]
09/17/10	Common	47,741A	$6.057[6]

The above transactions were effected on the open market.

A The purchases were made pursuant to the Rule 10b5-1 Purchase Agreement.  These shares were purchased in multiple transactions on the open market.  The Reporting Person undertakes to provide Agilysys, Inc., any security holder of Agilysys, Inc. or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate purchase price within the range set forth herein.

1  Weighted Average Price, prices ranged from $5.12 to $5.33 per share.

2  Weighted Average Price, prices range from $5.20 to $5.65 per share.

3  Weighted Average Price, prices range from $5.57 to $5.72 per share.

4  Weighted Average Price, prices range from $5.64 to $5.86 per share.

5  Weighted Average Price, prices range from $5.53 to $5.82 per share.

6  Weighted Average Price, prices range from $5.82 to $6.19 per share.